G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)
(SEC I.D. No. 8-21373)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-21373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.research, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Corporate Center
(No. and Street)

Rye	NY	10580-1422
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph L. Fernandez	(914) 921-5216	jfernandez@gabelli.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd St., 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

9/23/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joseph L. Fernandez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G.research, LLC, as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Financial & Operations Principal

[signature]
Notary Public

Peter D. Goldstein
Notary Public, State of New York
Registration No. 02GO4771798
Qualified in Westchester County
My Commission Expires April 22, 20 26

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2022

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Member
G.research, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.research, LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

New York, New York
March 31, 2023

G.research, LLC
(A Wholly-owned Subsidiary of Morgan Group Holding Co.)

Statement of Financial Condition

December 31, 2022

Assets		
Cash and cash equivalents	$	2,271,105
Deposits with clearing organizations		350,000
Receivables from brokers and clearing organizations		330,621
Receivables from affiliates		250,734
Income taxes receivable (including deferred tax asset of $0)		237,595
Fixed assets, net of accumulated depreciation of $63,100		11,772
Other assets		111,768
Total assets	$	3,563,595
Liabilities and member's capital		
Liabilities:		
Compensation payable	$	227,098
Income tax payable		62,486
Payable to affiliate		320
Accrued expenses and other liabilities		594,643
Total liabilities		884,547
Member's capital:		
Common stock, $.01 par value; 200 shares authorized, issued and outstanding		2
Additional paid-in capital		47,391,220
Accumulated deficit		(44,712,174)
Total member's capital		2,679,048
Total liabilities and member's capital	$	3,563,595

See accompanying notes.

A. Organization and Business Description

G.research, LLC (the "Company") previously a wholly-owned subsidiary of Institutional Services Holdings, LLC, which, in turn, is a wholly-owned subsidiary of Associated Capital Group, Inc. ("AC"). On October 31, 2019, AC closed a transaction whereby Morgan Group Holding Co. ("Morgan Group") acquired the Company in exchange for issuing 50,000,000 shares of Morgan Group common stock to AC. Accordingly, G.research, LLC became a wholly owned subsidiary of Morgan Group (the "Parent"). After the transaction, AC has an 83.3% ownership interest in Morgan Group.

The Company had become a subsidiary of AC effective November 30, 2015, subsequent to a spin-off transaction from GAMCO Investors, Inc. ("GAMI"); it was a majority-owned subsidiary of GBL prior to that date. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company generates brokerage commission revenues from securities transactions executed on an agency basis on behalf of institutional clients and mutual funds, private wealth management clients and retail customers of affiliated companies. The Company generates revenue from syndicated underwriting activities. It primarily participates in the offerings of certain closed-end funds advised by Gabelli Funds, LLC, a wholly-owned subsidiary of GAMI. The Company also earns investment income generated from its proprietary trading activities.

The Company acts as an introducing broker, and all securities transactions for the Company and its customers are cleared through and carried by three New York Stock Exchange ("NYSE") member firms on a fully disclosed basis. The Company has Proprietary Accounts of Introducing Brokers ("PAIB") agreements with these firms. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers.

This exposure is reduced by the clearing brokers' policy of monitoring the collateral and credit of the counterparties until the transaction is completed.

The Company's principal market is in the United States ("U.S.").

B. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents may consist of cash and highly liquid investments with original maturities of less than three months. The Company's investment in an affiliated money market mutual fund meets the criteria to qualify as a cash equivalent. Cash equivalents consist of an affiliated money market mutual fund (The Gabelli U.S. Treasury Money Market Fund), which is invested solely in U.S. Treasuries.

Deposits with Clearing Organizations

Deposits with clearing organizations is restricted cash held at the clearing organizations.

Segment Analysis

The Company is one segment for reporting purposes.

Fair Value of Financial Instruments

All of the instruments within cash equivalents are measured at fair value. Cash equivalents include an affiliated money market mutual fund which is invested solely in U.S. Treasuries. U.S. Treasury Bills with maturities of three months or less at the time of purchase are also considered cash equivalents and are valued using unadjusted quoted market prices.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note E, Fair Value, for further details on the fair value hierarchy.

Receivables from Affiliates/Payables to Affiliates

Receivables from affiliates consist of receivables from certain affiliates for expenses paid on their behalf. Payables to affiliates are primarily comprised of amounts payable related to sales manager fees and expenses paid on behalf of the Company due to AC and GAMI. See Note D.

Income Taxes

A single member LLC would generally not record an income tax provision, as it is disregarded as an entity for federal income tax purposes. However, the Company was a member of a tax sharing agreement among members of the AC consolidated tax group and recorded an income tax benefit as of August 5, 2020. The Company historically settles either the income tax benefit or expense with AC on a monthly basis, but not less than annually. On August 5, 2020, AC

distributed all its shares of Morgan Group. For federal income tax purposes, the transaction was considered a tax-free spin-off under Internal Revenue Code ("IRC") Section 355. Therefore, the Company will settle any income tax benefit or expense with AC up to the date of the spin-off. Morgan files standalone federal and state tax returns from the date of the spin-off.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense/benefit in the period that includes the enactment date of the change in tax rate.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. A valuation allowance would be recorded to reduce the carrying value of deferred tax assets to the amount that is more likely than not to be realized. In making such a determination of whether a valuation allowance is necessary, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that the Company would be able to realize the Company's deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740 on the basis of a two-step process: (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax benefit on the Statement of Operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities on the Statement of Financial Condition.

Use of Estimates

The Company's Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires

management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during that reporting period. Actual results could differ from those estimates.

Credit Losses

The Company measures all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Any allowance for credit losses are deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

C. Related Party Transactions

At December 31, 2022, the Company had an investment of $2,245,405 in The Gabelli U.S. Treasury Money Market Fund advised by Gabelli Funds, LLC, which is an affiliate of the Company. The amount is recorded in cash and cash equivalents in the Statement of Financial Condition.

In 2022, the Company earned approximately 61%, of its commission revenue from transactions executed on behalf of funds advised by Gabelli Funds, LLC and private wealth management clients advised by GAMCO Asset Management Inc., a wholly-owned subsidiary of GBL.

The Company's rent is currently being accounted for on a month-to-month basis. GAMI allocates this expense to the Company based on the percentage of square footage occupied by the Company's employees (including pro rata allocation of common space). Pursuant to the arrangement, GAMI and its affiliates shall pay a monthly fixed lease amount for the twelve month contractual period.

D. Fair Value

The Company's financial instruments have been categorized based upon a fair value hierarchy:

- Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets include cash equivalents.
- Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than

quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following table presents information about the Company's assets and liabilities by major category measured at fair value on a recurring basis as of December 31, 2022 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2022:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Cash equivalents	$ 2,245,405	-	-	$ 2,245,405
Total assets at fair value	$ 2,245,405	$ -	$ -	$ 2,245,405

There were no transfers of assets between levels during the year ended December 31, 2022.

The carrying amounts of the Company's other financial assets and liabilities approximate their fair value at December 31, 2022 due to the short-term nature of these assets and liabilities.

E. Retirement Plan

The Company maintains its own incentive savings plan (the "Plan") sponsored by its parent company, Morgan Group, covering substantially all employees. Company contributions to the Plan are determined annually by Morgan Group Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

On August 5, 2020, AC distributed all its shares of Morgan Group. Management concluded that the spin-off of the Morgan Group represented a strategic shift pursuant to Accounting Standards Update No. 2014-08. For Federal income tax purposes, the transaction was considered a tax-free spin-off under IRC Section 355 and Morgan Group files standalone Federal and State tax returns from the date of the spin-off. As of August 5, 2020, the

Company's operations were included in the consolidated U.S. federal and certain state and local income tax returns of AC.

Taxes receivable and payable of $237,645 and $46,850, respectively, represent a net balance due from AC for the Company's loss carryforwards utilized by AC through date of the spin-off, August 5, 2020.

The Company, however, will be required to file its own federal, state and local income tax returns with its parent, Morgan Group, from the date of the spin-off.

The Company has reported net deferred tax assets of $582,052, which primarily relate to Federal and state net operating losses and accrued liabilities. As of December 31, 2022, the Company has recorded a valuation allowance of $582,052 against its net deferred tax assets. Management has determined that it not more likely that not that these net deferred tax assets will be realized.

G. Guarantees, Contingencies, and Commitments

The Company has agreed to indemnify its clearing brokers for losses they may sustain from the customer accounts that trade on margin introduced by the Company. At December 31, 2022, the total amount of customer balances subject to indemnification (i.e., unsecured margin debits) was immaterial. The Company also has entered into arrangements with various other third parties, many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of the Company's obligations under the agreements. The Company has had no claims or payments pursuant to these or prior agreements, and management believes the likelihood of a claim being made is remote, and therefore, an accrual has not been made in the Statement of Financial Condition.

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The Statement of Financial Condition includes the necessary accruals for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's Statement of Financial Condition.

H. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be the greater of $250,000 or 2% of the aggregate debit items in the reserve formula for those broker-dealers subject to Rule 15c3-3. The Company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of that rule which exempts all customer transactions cleared through another broker-dealer on a fully disclosed basis. In addition, our assets at the clearing broker-dealer are treated as allowable assets for net capital purposes as we have in place PAIB agreements pursuant to Rule 15c3-3. These requirements also provide that equity capital may not be withdrawn, advances to affiliates may not be made or cash dividends paid if certain minimum net capital requirements are not met. The Company had net capital, as defined, of $1,670,152, exceeding the required amount of $250,000 by $1,420,152, at December 31, 2022.

I. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in March 31, 2023, the date of this report and the Company has not identified any subsequent events not otherwise reported in these financial statements or the notes thereto, that required recognition or additional disclosures in the financial statements.